SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE

ELIGIBILITY OF A TRUSTEE PURSUANT TO

SECTION 305(b)(2) ☒

BNY MIDWEST TRUST COMPANY

(formerly known as CTC Illinois Trust Company)

(Exact name of trustee as specified in its charter)

Illinois	36-3800435
(State of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

2 N. LaSalle Street Suite 1020 Chicago, Illinois	60602
(Address of principal executive offices)	(Zip code)

IKON Receivables Funding, LLC

(Exact name of obligor as specified in its charter)

Delaware	Pending
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

1738 Bass Road P.O. Box 9115 Macon, Georgia	31208
(Address of principal executive offices)	(Zip code)

Lease-Backed Notes, Series 2003-1

(Title of the indenture securities)

1. General information. Furnish the following information as to the Trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Name	Address
Office of Banks & Trust Companies of the State of Illinois	500 E. Monroe Street Springfield, Illinois 62701-1532

Federal Reserve Bank of Chicago	230 S. LaSalle Street Chicago, Illinois 60603

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	A copy of Articles of Incorporation of BNY Midwest Trust Company (formerly CTC Illinois Trust Company, formerly Continental Trust Company) as now in effect. (Exhibit to Form T-1 filed with the Registration Statement No. 333-47688.)

2,3.	A copy of the Certificate of Authority of the Trustee as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit to Form T-1 filed with the Registration Statement No. 333-47688.)

4.	A copy of the existing By-laws of the Trustee. (Exhibit to Form T-1 filed with the Registration Statement No. 333-47688.)

6.	The consent of the Trustee required by Section 321(b) of the Act. (Exhibit A)

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority. (Exhibit B)

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, BNY Midwest Trust Company, a corporation organized and existing under the laws of the State of Illinois, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Chicago, and State of Illinois, on the 17th day of April, 2003.

BNY MIDWEST TRUST COMPANY

By:	/s/ ERCI A. LINDAHL
Name:	Eric A. Lindahl
Title:	Vice President

Exhibit A

CONSENT OF TRUSTEE

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issue of IKON Receivables Funding, LLC’s Lease-Backed Notes, Series 2003-1, we hereby consent that reports of examinations by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

BNY MIDWEST TRUST COMPANY

By:	/s/ ERCI A. LINDAHL
Name:	Eric A. Lindahl
Title:	Vice President

Dated: April 17, 2003

Exhibit B

OFFICE OF BANKS AND REAL ESTATE

Bureau of Banks and Trust Companies

CONSOLIDATED REPORT OF CONDITION

OF

BNY Midwest Trust Company

209 West Jackson Boulevard

Suite 700

Chicago, Illinois 60606

Including the institution’s domestic and foreign subsidiaries completed as of the close of business on December 31, 2002, submitted in response to the call of the Office of Banks and Real Estate of the State of Illinois.

		Thousands of Dollars
ASSETS

1.	Cash and Due from Depository Institutions	19,962

2.	U.S. Treasury Securities	-0-

3.	Obligations of States and Political Subdivisions	-0-

4.	Other Bonds, Notes and Debentures	-0-

5.	Corporate Stock	-0-

6.	Trust Company Premises, Furniture, Fixtures and Other Assets Representing Trust Company Premises	314

7.	Leases and Lease Financing Receivables	-0-

8.	Accounts Receivable	5,045

9.	Other Assets

	(Itemize amounts greater than 15% of Line 9)	86,883

	Intangible Asset—Goodwill	86,813

10.	TOTAL ASSETS	112,204

OFFICE OF BANKS AND REAL ESTATE

Bureau of Banks and Trust Companies

CONSOLIDATED REPORT OF CONDITION

OF

BNY Midwest Trust Company

209 West Jackson Boulevard

Suite 700

Chicago, Illinois 60606

		Thousands of Dollars
	LIABILITIES
11.	Accounts Payable	0
12.	Taxes Payable	-0-
13.	Other Liabilities for Borrowed Money	25,425
14.	Other Liabilities
	(Itemize amounts greater than 15% of Line 14)	6,320
	Reserve for Taxes	3,357
	Taxes due to Parent Company	2,731

15.	TOTAL LIABILITIES	31,745
	EQUITY CAPITAL
16.	Preferred Stock	-0-
17.	Common Stock	2,000
18.	Surplus	62,130
19.	Reserve for Operating Expenses	-0-
20.	Retained Earnings (Loss)	16,329
21.	TOTAL EQUITY CAPITAL	80,459
22.	TOTAL LIABILITIES AND EQUITY CAPITAL	112,204

I, Robert L. De Paola, Vice President

(Name and Title of Officer Authorized to Sign Report)

of BNY Midwest Trust Company certify that the information contained in this statement is accurate to the best of my knowledge and belief. I understand that submission of false information with the intention to deceive the Commissioner or his Administrative officers is a felony.

Robert L. DePaola

(Signature of Officer Authorized to Sign Report)

Sworn to and subscribed before me is 30th day of January, 2003.

My Commission expires May 15, 2003.

Joseph A. Giacobino, Notary Public

(Notary Seal)

Person to whom Supervisory Staff should direct questions concerning this report.

Christine Anderson	(212) 437-5984
Name	Telephone Number (Extension)